Exhibit 99.7

ECONOMIC OUTLOOK	ECONOMIC OUTLOOK IN QUÉBEC (annual average, percentage change, unless otherwise indicated)

In Québec, economic growth is moderating. After a gain of 1.7% in 2024, real GDP is expected to increase by 0.9% in 2025 and 1.1% in 2026. Economic growth has been hampered by rising protectionism in the United States. However, growth has been supported, in particular, by interest rate cuts and tax reductions, and by the fact that energy prices, including those for petroleum products, remain relatively low.

Since the start of 2025, Québec's labour market has shown resilience despite certain signs of a slowdown. The unemployment rate rose from an average of 5.3% in 2024 to an average of 5.7% for the first 10 months of 2025. Nevertheless, it remains one of the lowest among Canadian provinces. For 2025 as a whole, 67 400 jobs are expected to be created (+1.5%).

In 2026, job creation (+0.3%) will be held back by weak demographic growth. The unemployment rate is expected to stand at 5.6% on average.

In Canada, real GDP should grow by 1.2% in 2025 and 1.1% in 2026, while in the United States, growth should slow from 2.8% in 2024 to 1.8% in 2025 and 1.9% in 2026.

		2024	2025	2026
	Real GDP	1.7	0.9	1.1
	Exports in real terms	0.5	−1.9	1.0
	Consumer Price Index	2.3	2.2	2.1
	Housing starts (thousands of units)	48.7	58.0	55.0
	Job creation (thousands)	43.2	67.4	14.9
	Unemployment rate (per cent)	5.3	5.7	5.6
	Canadian financial markets (annual average in per cent, unless otherwise indicated)
	Overnight rate target	4.5	2.6	2.3
	3-month Treasury bill	4.3	2.6	2.3
	10-year bond	3.4	3.2	3.2
	Canadian dollar (U.S. cents)	72.8	71.8	74.3

QUÉBEC'S BUDGETARY SITUATION

In 2025-2026, after deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act is reduced by $1.2 billion compared with the last budget, to $12.4 billion, representing 1.9% of GDP. The financial framework includes a contingency reserve of $2 billion in 2025-2026, $2 billion in 2026-2027, and $1.5 billion per year as of 2027-2028.

The government is reaffirming its commitment with respect to its plan to restore fiscal balance by 2029-2030. This update allows the government to report on its initial results and to present a more favourable budgetary situation than that forecast in Budget 2025-2026.

Revenue amounts to $158.7 billion in 2025-2026, growing 1.7%. Growth will increase to 3.7% in 2026-2027.

Expenditure amounts to $166.6 billion in 2025-2026, growing 3.3%. Growth will be 1.9% in 2026-2027.

FINANCIAL FRAMEWORK FROM 2024-2025 TO 2029-2030
(millions of dollars, unless otherwise indicated)
	2024-2025	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030	AAGR(1)
Own-source revenue	125 590	127 541	132 543	138 177	142 785	147 527
% change	9.5	1.6	3.9	4.3	3.3	3.3	3.3
Federal transfers	30 498	31 194	32 077	32 088	32 546	31 935
% change	−1.2	2.3	2.8	0.0	1.4	−1.9	0.9
Total revenue	156 088	158 735	164 620	170 265	175 331	179 462
% change	7.2	1.7	3.7	3.4	3.0	2.4	2.8
Portfolio expenditures	−151 294	−156 435	−159 486	−161 669	−163 607	−165 950
% change	6.9	3.4	2.0	1.4	1.2	1.4	1.9
Debt service	−9 969	−10 198	−10 283	−11 281	−11 586	−11 727
% change	−0.1	2.3	0.8	9.7	2.7	1.2	3.3
Total expenditure	−161 263	−166 633	−169 769	−172 950	−175 193	−177 677
% change(2)	6.4	3.3	1.9	1.9	1.3	1.4	2.0
Contingency reserve	-	−2 000	−2 000	−1 500	−1 500	−1 500
ACCOUNTING SURPLUS (DEFICIT)(3)	−5 175	−9 898	−7 149	−4 185	−1 362	285
BALANCED BUDGET ACT
Gap to be bridged	-	-	-	1 000	2 500	2 500
Deposits of dedicated revenues in the Generations Fund	−2 397	−2 461	−2 379	−2 510	−2 638	−2 785
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−7 572	−12 359	−9 528	−5 695	−1 500	-

Note: Totals may not add due to rounding.

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2025-2026 to 2029-2030.

(2) From 2025-2026 to 2029-2030, the annual growth in expenditure will average 2%, a rate of growth compatible with average annual revenue growth of close to 3% and with the plan to restore fiscal balance.

(3) The accounting surplus (deficit) refers to the operating surplus (deficit) as presented in the public accounts.

DEBT REDUCTION

As at March 31, 2026, Québec's net debt will stand at $254.5 billion, or 39.7% of GDP. This is lower than the pre-pandemic level, which was 42.9% of GDP as at March 31, 2019. The government aims to reduce net debt to GDP to 32.5% by 2037-2038.

In 2025-2026 and 2026-2027, revenues dedicated to the Generations Fund will amount to $2.5 billion and $2.4 billion, respectively. This update provides for an additional deposit in the Generations Fund in 2026-2027 that will correspond to the cumulative surplus of the Electrification and Climate Change Fund as at March 31, 2026, estimated at $1.8 billion. Deposits in the Generations Fund will therefore total $4.2 billion in 2026-2027.

FINANCING

For 2025-2026, the financing program stands at $24.3 billion, which is $5.4 billion less than projected in the March 2025 budget. The program will stand at $34.1 billion in 2026-2027. For the three subsequent years, from 2027-2028 to 2029-2030, it will average $29.6 billion.

GOVERNMENT'S FINANCING PROGRAM FROM 2025-2026 TO 2029-2030

(millions of dollars)

	2025-2026	2026-2027	2027-2028	2028-2029	2029-2030
Net financial requirements	28 295	26 536	22 485	15 052	11 924
Repayments of borrowings	18 482	12 977	13 629	14 989	18 219
Use of the Generations Fund to repay borrowings	−2 500	−2 500	-	-	-
Withdrawal from the Accumulated Sick Leave Fund	−180	-	-	-	-
Withdrawal from the Retirement Plans Sinking Fund	−2 500	−2 500	−2 500	−2 500	−2 500
Use of pre-financing	−12 752	−448	-	-	-
Change in cash position	−554	-	-	-	-
Transactions under the credit policy(1)	−2 454	-	-	-	-
Increase in the outstanding amount of Québec Treasury bills	−2 000	-	-	-	-
Pre-financing	448	-	-	-	-
TOTAL	24 285	34 065	33 614	27 541	27 643

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1) Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives sums in response to exchange rates movements, among other things. These sums do not affect the debt.

Thus far in 2025-2026, the government has contracted 37% of its borrowings on foreign markets, compared to an average of 31% over the last 10 years:

  €3.0 billion (C$4.7 billion);
  US$2.0 billion (C$2.7 billion);
  A$900 million (C$798 million);
  CHF435 million (C$765 million).

Since the March 2025 budget, demand for Québec
bonds has been excellent, as evidenced by the
record‑breaking issue of a €3.0‑billion bond issue
(C$4.7 billion) in May 2025.

This is the largest bond issue in euros carried out
by a Canadian province.

To date, approximately 93% of the borrowings contracted in 2025-2026 had a maturity of 10 years or more, while the average over the last 10 years is 77%.

As at March 31, 2025, the average maturity of the debt was 11 years.

CREDIT RATINGS
The five rating agencies that evaluate Québec's credit give it a stable outlook.

QUÉBEC'S CREDIT RATINGS

Credit rating agency	Credit rating	Outlook
Moody's	Aa2	Stable
Standard & Poor's (S&P)	A+	Stable
Fitch Ratings	AA−	Stable
Morningstar DBRS	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable

Note: Québec's credit ratings as at November 12, 2025.